1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2005

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11,Euljiro2-ga
Jung-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑            Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐            No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

SIGNATURES

On August 12, 2005, SK Telecom Co., Ltd. (“SK Telecom”) filed a report with the Financial Supervisory Commission of Korea with respect to its acquisition of the shares of common stock of Seoul Records (formerly, “YBM Seoul Records”), one of the leading recording companies of Korea, as follows:
1. Acquired Shares
Number of Acquired Shares: 4,697,312 shares, or 29.41% of the issued and outstanding shares of Seoul Records.
2. Purpose of Acquisition
(1) To appoint, terminate or suspend Directors and Auditors of Seoul Records;
(2) To amend the Articles of Incorporation of Seoul Records in connection with its management such as Directors and Board of Directors;
(3) To change the authorized capital of Seoul Records;
(4) To decide the distribution of dividends;
(5) To merge or spin-off Seoul Records;
(6) To swap or transfer shares of Seoul Records;
(7) To sell or purchase all or material part of Seoul Records’ business;
(8) To sell or purchase all or material part of Seoul Records’ assets;
(9) To consign or delegate all or material part of Seoul Records’ business; to execute, modify or terminate a contract under which Seoul Records partakes with the other contracting party the profits and loss of its business; and
(10) To dissolve Seoul Records.
With respect to item (1) above, the shareholders of Seoul Records held a meeting on July 29, 2005 and resolved to appoint two executives of SK Telecom as executives of Seoul Records and one executive of SK Telecom as an auditor of Seoul Records.
With respect to item (2) above, the shareholders of Seoul Records held a meeting on July 29, 2005 and resolved to amend its Articles of Incorporation to shorten the due notice provision of the Board of Directors (i.e., from ‘seven days before’ to ‘two days before’).
With respect to item (3) above, Seoul Records issued new shares to be purchased by SK Telecom on August 11, 2005
With respect to items (4) through (10) above, no particular plans to execute any of such items have been substantiated as of the date hereof. SK Telecom may act on such consideration on a later date.
3. Financing of Acquisition
The acquisition price of Korean Won 16,534,538,240 was funded from SK Telecom’s reserved earnings.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
	By:	/s/ Hyun Jong Song
		Name:	Hyun Jong Song
Date: August 22, 2005		Title:	Vice President

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